Iconix Brand Group, Inc.

December 23, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Ms. Jamie Kessel

Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iconix Brand Group, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2012, filed February 28, 2013

File No. 001-10593

Dear Ms. Jenkins and Ms. Kessel:

In light of the vacation and availability of various members of the Company’s team due to the holidays, we are requesting an extension for submission of the responses to the comments contained in your letter dated December 20, 2013 to the Company until January 15, 2014. I trust this is acceptable to the Staff. Please call me at (212) 730-0030 if you have any questions at all. Thank you so very much for your consideration.

Very truly yours,

/s/ Jason Schaefer
Jason Schaefer